Exhibit 4.6

                DYNCORP EQUITY TARGET OWNERSHIP POLICY
                        Effective July 1, 1995

BACKGROUND AND PURPOSE

     In order to more closely align the interests of management and the stockholders, the ownership of DynCorp common stock by officers and key management members must be significant relative to the executive's level of responsibility and compensation. Accordingly, the Board of Directors has adopted the DynCorp Equity Target Ownership Policy or "ETOP", the purpose of which is to set forth and administer guidelines for minimum levels of DynCorp Common Stock ("stock" or "share") ownership by a defined group of covered executives .

     The Board believes that the adoption of guidelines for recommended levels of stock ownership over reasonable periods of time, will result in long range improvements in company performance and shareholder value.

COVERED EXECUTIVES

     The following managers and key personnel will be covered by the ETOP:

All Officers (except Assistant Officers) of DynCorp
All DynCorp Strategic Business Unit (SBU) Presidents and Vice
 Presidents
All other managers and key personnel of DynCorp or any wholly-owned subsidiary, division, or business unit of DynCorp (or any less than wholly owned business as approved by the Compensation Committee of the Board of Directors) including Assistant Officers whose annual salary is $100,000 or more and
 (i) are either a participant in the DynCorp Executive Incentive Plan or (ii) are participants under a DynCorp stock option plan.

     The foregoing managers and key executives shall be referred to in this Policy as "Covered Executives". The Policy may be modified by the Board in the future to apply to other employees.

     The Compensation Committee of the Board will determine whether certain executives and key managers who are hired for and assigned to specific contracts may be exempted from the requirements of the ETOP, or whether special goals shall be established for such individuals considering their unique status.

SHARES THAT COUNT TOWARD ETOP GOALS

Personal Holdings, including...
Shares owned as of the effective date of this Policy;
Shares purchased directly in the DynCorp Internal Market;
Shares purchased under the DynCorp Stock Purchase Plan (ESPP); Shares resulting from the vesting of units under the DynCorp
 Restricted Stock Plan, including shares deferred for tax purposes;
Shares obtained from the exercise of options granted under the
 DynCorp 1995 or any subsequently adopted Stock Option Plan; Shares allocated to the Covered Executive's account under the terms of the DynCorp Employee Stock Ownership Plan, whether or not vested;
Investments in stock through the DynCorp Savings and Retirement
 Plan --the DynCorp qualified 401(k) deferred saving plan, including Company-matching contributions;
Shares to which the Covered Executive is entitled under any Company sponsored or approved arrangement for deferred income or deferred delivery of shares, including shares held under IRAs;
Any of the above ownership by spouses,  children and family
 trusts; and
The amount of the spread (difference between grant price and most recently determined higher fair market value) on vested options granted under any Company stock option plan.

SHARES THAT DO NOT COUNT TOWARD ETOP GOALS

Unexercised options (except the "spread" mentioned above); and Shares anticipated to be purchased under the ESPP.

STOCK OWNERSHIP REQUIREMENTS

     The Policy's purpose is to encourage sound management and operational practices that will directly benefit the value of the Company's stock. Stock ownership by key managers is essential to successfully instilling such practices, but the levels of ownership must be reasonable in relation to the Covered
Executive's compensation.

     Accordingly, the following stock ownership goals are established:

Salary of $300,000 or more              3.0 times base salary
Salary of $200,000 up to $299,999       2.5 times base salary
Salary of $100,000 up to $199,999       1.5 times base salary

     For purposes of the Policy, the value of a share will be based on the most recent fair market value of DynCorp Common stock determined in connection with the operation of the Company's Internal Market, or the public market (if one exists), or by the Board of Directors or authorized committee thereof in the case of ESOP shares, and Restricted Stock Plan shares, or if neither internal nor public markets exist. Covered Executives will not be required to increase stock ownership as a result of a temporary drop in the value of the stock. The Compensation Committee shall determine when a drop in the stock price is temporary.

     The Compensation Committee of the Board shall review these guidelines periodically and may make changes consistent with the Company's organization or other market or competitive factors.

TIMEFRAME TO ACHIEVE OWNERSHIP

     Covered Executives will use their best efforts to meet their individual ownership targets within a period of seven (7) years, commencing on the later of (i) January 1, 1996, or (ii) January 1 of the year following the calendar year during which a Covered Executive becomes employed by the Company or any affiliate. Transfers between such affiliate companies will be ignored for purposes of the Policy.

     In the event of financial needs that require a Covered Executive to sell stock under conditions that could result in the Covered Executive being unable to comply with the ETOP guidelines, notification of the circumstances shall be given to the Covered Executive's immediate superior or to the Vice President of Human Resources. In the event the Covered Executive intends to continue to work toward his or her ETOP goal notwithstanding the sale of stock, the Compensation Committee may make reasonable accommodations to the Policy requirements.

MEETING OWNERSHIP OBJECTIVES

     The Compensation Committee of the Board will monitor the progress of Covered Executives against the Policy requirements. In this connection, the CEO will, no less than annually, report to the Committee information regarding the stock ownership status of the Covered Executives. The progress of Covered Executives toward ETOP goals will be a factor in periodic evaluations of the Covered Executive's performance.

NOTIFICATION UPON EMPLOYMENT

     Since the ETOP is being adopted as an integral part of the Company's overall employment criteria for Covered Executive-level employees, all offers of employment to potential Covered
Executives shall include a written notification regarding compliance with the ETOP together with a copy of the most recent version of the Policy.